One Financial Plaza, Hartford, CT 06103 | 800.248.7971 | Virtus.com

July 26, 2021

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Anu Dubey

Virtus Equity Trust (the “Trust”)

485A Filing

CIK 0000034273

File No. 811-00945

Ladies and Gentlemen:

Thank you for the telephonic comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) provided by you on June 15, 2021, pertaining to the above referenced 485A filing (the “Registration Statement”) submitted by Virtus Equity Trust (the “Trust”) with respect to Virtus KAR Small-Mid Cap Value Fund (the “Fund”) on May 19, 2021. Below, we describe the changes made to the Registration Statement in response to the comments and provide any responses to or any supplemental explanations for such comments, as requested. Unless otherwise noted, capitalized terms have the same meanings as used in the Registration Statement.

Set forth below is each comment and the Trust’s response thereto.

1.	Comment: On page 1, the introductory paragraph to the Fees and Expenses tables states, “The tables below illustrate the fees and expenses that you may pay if you buy and hold . . .” Please replace “buy and hold” with “buy, hold and sell.”

Response: We have made the requested change.

2.	Comment: If the Fund invests in emerging markets as part of its principal investment strategies, please disclose that information and disclose the corresponding Emerging Markets Risk in the Principal Investment Strategies.

Response: The Fund does not anticipate investing in emerging markets. Therefore, we have made no changes in response to this comment.

3.	Comment: The second to last sentence in the second paragraph under Principal Investment Strategies states, “On this basis, as of [June 30, 2021], the total market capitalization range of companies included in the Russell 2500TM Value Index over the past three years was $[X.XX] million to $[XX.X] billion.” Please explain how the upper limit is appropriate for a fund with an 80% policy that invests in small- and mid- market companies and reflects common usage and please cite third party sources.

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One Financial Plaza, Hartford, CT 06103 | 800.248.7971 | Virtus.com

Response:

We believe the rolling three-year cap range to be an appropriate measurement of the small- and mid-cap range, as it dampens the effect of market swings between reconstitutions. We recognize that as a result of this methodology the Fund may invest in securities whose market caps are not within the range as of the index’s most recent reconstitution, but we believe that the disclosure already explains to investors the way in which the Fund’s subadviser defines “small- and mid-market capitalization.”

In addition, while the Russell 2500TM Value Index holds companies with a wide range of market capitalizations, approximately 5.10% of the index was represented by companies with market capitalizations greater than $15 billion as of 6/30/21 (20 companies out of a total of 1,814, with the largest representing 0.58% of the index). As of 6/30/21, 75.90% of the index was represented by companies with market capitalizations less than $10 billion.

The Russell 2500TM Value Index is objectively constructed in a manner that does not make arbitrary market cap breakpoint decisions. The universe of domestic U.S. companies is the smallest 2,500 companies in the Russell 3000® Index, and includes those companies with higher growth earning potential as defined by FTSE Russell's leading style methodology. It is intended to cover companies in the small and midcap market capitalization range.

Because, following this methodology, the Russell 2500TM Value Index exhibited a weighted average market capitalization of $7.0 billion on 6/30/21, we believe that the index truly does represent a well-constructed small and mid-cap universe and can be considered an appropriate benchmark for the Virtus KAR Small-Mid Cap Value Fund.

4.	Comment: On page 6, with respect to the second paragraph under Principal Investment Strategies, please disclose the specific environmental, social and/or governance (“ESG”) factors that the subadviser may consider as an element of its investment research and decision making processes for the Fund.

Response: Although the specific ESG factors that will be relevant to each investment opportunity will differ, some examples of ESG factors the subadviser believes to be relevant to many investment opportunities are water stress, toxic emissions and waste, corporate governance, product safety and quality, labor management, and diversity and inclusion.

We will therefore amend this paragraph to the following: To the extent consistent with the fund’s investment objective and strategies, the subadviser may consider as an element of its investment research and decision making processes for the fund any environmental, social and/or governance (“ESG”) factors that the subadviser believes may influence risks and rewards of companies under consideration. However, any consideration of ESG factors will be within the context of the subadviser’s overall investment research and evaluation of whether such factors are relevant and financially material to a particular investment opportunity and, where deemed financially material to a particular investment opportunity, whether the subadviser believes such factors are likely to materially impact anticipated long-term capital appreciation of the investment opportunity. Although the specific ESG factors that will be relevant to each investment opportunity will differ, some examples of ESG factors the subadviser believes to be relevant to many investment opportunities are water stress, toxic emissions and waste, corporate governance, product safety and quality, labor management, and diversity and inclusion. In evaluating an existing or prospective investment, ESG is just one of several factors considered by the subadviser when making investments on behalf of the fund. In addition, ESG is not weighted more heavily than other considerations, and the fund could invest in a company even if such company scores poorly when any applicable ESG factors are considered.

5.	Comment: If it is a significant part of the subadviser’s ESG research and evaluation process to rely on a third-party scoring provider, please disclose the provider in the second paragraph under Principal Investment Strategies and briefly describe the ESG rating process used by the provider in this section.

Response: It is not a significant part of the subadviser’s ESG research and evaluation process to rely on third-party scoring providers as a primary source for its ESG research and evaluation, so we have made no changes to the disclosure in response to this comment.

Securities distributed by VP Distributors, LLC

One Financial Plaza, Hartford, CT 06103 | 800.248.7971 | Virtus.com

6.	Comment: On page 9, under Portfolio Management, the sentence states, “The following individuals are primarily responsible for the day-to-day management of the fund’s portfolio since the fund’s inception in [ August 2021].” If there is no lead portfolio manager, please identify the portfolio managers as being jointly and primarily responsible. Alternatively, please identify the lead portfolio manager.

Response: We have added disclosure to reflect that both Portfolio Managers are jointly and primarily responsible for management of the fund.

7.	Comment: On page 10, in Related Performance Data of KAR with Respect to Management of Small-Mid Cap Value Fund, please add the word “Prior” before “Performance.”

Response: We have made the requested change.

8.	Comment: On page 10, in Related Performance Data of KAR with Respect to Management of Small-Mid Cap Value Fund, please disclose to whom and how a request can be made to obtain the subadviser’s policies on valuation, calculating performance and preparing GIPS® compliant performance presentations.

Response: We have added the requested information.

9.	Comment: On page 10, in Related Performance Data of KAR with Respect to Management of Small-Mid Cap Value Fund, please disclose how varied fees across accounts were deducted for purposes of net fee return, e.g., the highest possible fee charged on an account was deducted from all accounts or alternatively, actual account fees for each account were deducted.

Response: On page 10, paragraph 3, please note the disclosure includes the following statement: “Net of fees” returns have been calculated by deducting 1/12th of the highest tier of the standard management fee schedule in effect for the respective period on a monthly basis. All fees and expenses of the accounts, except custodial fees, if any, were included in the calculations. Because of variation in fee levels, the “net of fees” Composite returns may not be reflective of performance in any one particular Account. Therefore, the performance information shown below is not necessarily representative of the performance information that typically would be shown for a registered mutual fund. Therefore we have made no changes in response to this comment.

10.	Comment: On page 10, under Related Performance Data of KAR with Respect to Management of Small-Mid Cap Value Fund, the last sentence of third paragraph states, “Therefore, the performance information shown below is not necessarily representative of the performance information that typically would be shown for a registered mutual fund.” If actual expenses of accounts are lower than fund expenses, please disclose that the use of the Fund’s expense structure would lower performance results.

Response: We have added disclosure that use of the Fund’s expense structure would cause performance results to be lower because actual expenses of accounts are lower than Fund expenses.

Securities distributed by VP Distributors, LLC

One Financial Plaza, Hartford, CT 06103 | 800.248.7971 | Virtus.com

11.	Comment: On page 10, under Related Performance Data of KAR with Respect to Management of Small-Mid Cap Value Fund, please confirm whether the Fund has access to the records necessary to support the calculation of the performance pursuant to Rule 204-2a16 under the Advisers Act.

Response: We confirm the Fund has access to such records.

12.	Comment: On page 10, under Related Performance Data of KAR Principal Investment Strategies, the second to last sentence of the fourth paragraph states, “No Accounts with investment objectives, policies and strategies substantially similar to those of the fund were excluded from the Composite.” If any pooled vehicles by the subadviser had substantially similar objective policies and strategies, please include that information in the composite.

Response: We confirm the subadviser does not have any pooled vehicles with substantially similar objective policies and strategies. Therefore, we have made no changes in response to this comment.

13.	Comment: On page 10, under Related Performance Data of KAR Principal Investment Strategies, the second paragraph states, “The Subadviser has prepared and presented the following in compliance with the Global Investment Performance Standards (GIPS®).” The fourth paragraph in the same section states, “The performance information was calculated based on the Subadviser’s records.” If GIPS is the standard calculation methodology, please combine the two disclosures. If GIPS is not the standard calculation methodology, please explain why there are two separate disclosures of performance calculations.

Response: We confirm that GIPS is the standard calculation methodology and have combined the disclosures.

14.	Comment: Please provide completed fees and expenses tables for review within your response letter.

Response: Please see the completed fees and expenses tables in the attached Appendix A.

15.	Comment: On page 11, with respect to the second paragraph titled ESG under Additional Risks Associated with Investment Techniques and Fund Operations, if the subadviser uses third party scoring provider(s) to conduct ESG research and evaluation, please disclose the risk to the use of third party scoring advisers and not just the subadviser’s interpretations.

Response: The subadviser does not currently use third-party scoring providers as a source for its ESG research and evaluation, thus we have made no changes to the disclosure in response to this comment.

16.	Comment: On page 11, with respect to the third paragraph titled Exchange-Traded Funds (ETFs) under Additional Risks Associated with Investment Techniques and Fund Operations. The Fund’s Principal Investment Strategies does not describe investing in ETFs. If investing in ETFs is a non-principal investment strategy, please add a disclosure to indicate that the Fund may invest in ETFs and clarify that it is a non-principal strategy. On page 12, with respect to the third paragraph titled Mutual Fund Investing under Additional Risks Associated with Investment Techniques and Fund Operations, the same issue exists and the disclosure should be made for Mutual Fund investing.

Response: We confirm that the subadviser does not intend to invest in ETFs or Mutual Funds as a principal investment strategy and have made the requested changes.

Securities distributed by VP Distributors, LLC

One Financial Plaza, Hartford, CT 06103 | 800.248.7971 | Virtus.com

17.	Comment: Please confirm to the Staff whether the Fund’s expenses will include acquired fund fees and expenses (“AFFE”). If they will, and such AFFE amount to less than one basis point, please confirm to the Staff that such AFFE will be included in the fees and expenses table as “Other Expenses,” and if such AFFE amount to at least one basis point, please add a line for such AFFE to the fees and expenses table.

Response: We confirm that the Fund’s expenses will not include acquired fund fees and expenses.

18.	Comment: On page 15 in the section “Class A Shares”, the fifth sentence states, “Finder’s fees are paid only on eligible purchases of at least $1 million and will not be paid on purchases for which the financial intermediary involved does not provide the information necessary for the fund’s Transfer Agent to identify the purchase as eligible.” Please disclose how a purchaser can determine if the financial intermediary provided the information necessary for the Transfer Agent to identify the purchaser as eligible.

Response: We have added a statement noting that investors can determine if a finder’s fee was paid on their investments by either asking the applicable financial intermediary or calling the Fund.

19.	Comment: Page 26 includes a section about Annual Fee on Small Accounts. Please consider adding the small account fee to the fee table on page one as an account fee.

Response: Per Instruction 2(d) to Item 3, “…fees that apply to only a limited number of shareholders based on their particular circumstances need not be disclosed.” Because this fee is only charged on accounts under a relatively small size and contains waiver provisions for shareholders to which it would otherwise apply, we do not believe this fee rises to the level of requiring disclosure in the fee table. We therefore have made no revisions in response to this comment.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact Jennifer Fromm at 860-263-4790. Thank you.

Best regards,

/s/ Jennifer Fromm

Jennifer Fromm

cc:	Holly van den Toorn, Esq.
Ralph Summa

Securities distributed by VP Distributors, LLC

One Financial Plaza, Hartford, CT 06103 | 800.248.7971 | Virtus.com

APPENDIX A

Shareholder Fees (fees paid directly from your investment)	Class A	Class C		Class I	Class R6
Maximum Sales Charge (load) Imposed on Purchases (as a percentage of offering price)	5.50%	None		None	None
Maximum Deferred Sales Charge (load) (as a percentage of the lesser of purchase price or redemption proceeds)	None	1.00	%(a)	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Class A	Class C	Class I	Class R6
Management Fees	0.65%	0.65%	0.65%	0.65%
Distribution and Shareholder Servicing (12b-1) Fees	0.25%	1.00%	None	None
Other Expenses (b)	0.38%	0.38%	0.40%	0.30%
Total Annual Fund Operating Expenses	1.28%	2.03%	1.05%	0.95%
Less: Fee Waiver and/or Expense Reimbursement(c)	(0.11)%	(0.11)%	(0.13)%	(0.13)%
Total Annual Fund Operating Expenses After Expense Reimbursement (c)	1.17%	1.92%	0.92%	0.82%

(a)	The deferred sales charge is imposed on Class C Shares redeemed during the first year only.
(b)	Estimated for current fiscal year, as annualized.
(c)	The fund’s investment adviser has contractually agreed to limit the fund’s total operating expenses (excluding certain expenses, such as front-end or contingent deferred sales charges, taxes, leverage and borrowing expenses (such as commitment, amendment and renewal expenses on credit or redemption facilities), interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, unusual or infrequently occurring expenses (such as litigation), acquired fund fees and expenses, and dividend expenses, if any) so that such expenses do not exceed 1.17% for Class A Shares, 1.92% for Class C Shares, 0.92% for Class I Shares and 0.82% for Class R6 Shares through January 31, 2023. Following the contractual period, the adviser may discontinue these expense reimbursement arrangements at any time. Under certain conditions, the adviser may recapture operating expenses reimbursed and/or fees waived under these arrangements for a period of three years following the date such waiver or reimbursement occurred, provided that the recapture does not cause the fund to exceed its expense limit in effect at the time of the waiver or reimbursement, and any in effect at the time of recapture, after repayment is taken into account.

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